Exhibit 14.1

HLTH Corporation and WebMD Health Corp.

Code of Business Conduct

Revised April 2009

To All HLTH and WebMD Employees,

HLTH Corporation and WebMD Health Corp. have adopted this revised Code of Business Conduct as part of our continuing efforts to communicate to all of our employees how we define proper business conduct. The revisions we have made to our Code of Business Conduct (which we sometimes refer to as our Code of Conduct or simply as our Code) reflect the evolution of our businesses and our ongoing commitment to protect and enhance our reputation for integrity.

Please read our Code of Conduct carefully and refer to it often. It is your responsibility to understand what is expected of you. If there is something you are unclear about or if you are not sure what is required in a particular situation, don’t guess at the answer. Ask for help from one of the many sources listed in the Code.

Protecting our ethical corporate culture is not only the right thing to do — it is also good business. Customers and business partners judge us by our conduct, as well as by our products and services. Stockholders and other investors want to be associated only with companies that meet high standards for honesty, integrity, and public responsibility. Each of you can contribute to maintaining the trust and confidence of our customers, business partners and investors by following both the letter and spirit of our Code of Conduct.

Wayne T. Gattinella
Chief Executive Officer, WebMD Health Corp.

Martin J. Wygod
Chairman of the Boards of Directors of HLTH

Corporation and WebMD Health Corp.
and Acting CEO of HLTH Corporation

I. GENERAL STATEMENT OF POLICY

Our policy is to conduct business in an honest and ethical manner and in accordance with the laws that apply to us

The Companies1 seek to be good corporate citizens and to achieve our business goals in a manner that enhances our reputation for integrity. In order to do that, all of our directors, officers and employees must act in an honest and ethical manner and in accordance with law. We have instituted this Code of Conduct as part of our efforts:

•	to foster proper business conduct and ethical decision-making,

•	to prevent unethical or unlawful behavior and to stop any such behavior as soon as reasonably possible after its discovery.

We expect you to follow this Code of Conduct and to report any violations you become aware of

Under this Code of Conduct, each of our directors, officers and employees, regardless of job, title or level of responsibility:

•	is responsible for his or her own actions with respect to proper business conduct and behavior, and

•	if he or she sees or becomes aware of unethical or unlawful activity, is obligated to report such activity immediately to the Compliance Officer for this Code of Conduct (described in Section III.C. below), to the appropriate General Counsel, to the Chief Financial Officer or to one of the senior officers in our Human Resources Department.

Your supervisor or your Human Resources manager can help you make the report. See also Section III.B.2 below for information about reporting violations anonymously through our Ethics and Compliance Hotline.

We also expect our contractors and consultants to be guided by these standards.2 It is the responsibility of the employees retaining and supervising such persons to make sure that they are aware of this Code of Conduct and follow its principles in their work for the Companies.

Violations of this Code of Conduct will lead to disciplinary action

To ensure compliance with this Code of Conduct, the Companies will investigate and take such action as they determine necessary to protect their best interests. In those cases where violations have occurred, disciplinary action will be taken — ranging from reprimand to termination. Violators may also be subject to criminal prosecution or civil lawsuits. It is not an excuse that a person’s questionable conduct was intended to “benefit” HLTH or WebMD or was done with good intentions.

Violations of our other policy statements may also be a violation of this Code of Conduct

We have other policy statements designed to assist the Companies and their employees in complying with applicable law and meeting appropriate standards of conduct, including:

•	the Policy Regarding Insider Trading, Tipping and Other Wrongful Disclosures,

•	the Communications Policy,

•	the Electronic Communications Policy,

1 References to the “Companies” (or “we,” “our” or similar pronouns) in this Code of Conduct mean HLTH Corporation and all of its subsidiary companies (including WebMD Health Corp. and all of its subsidiary companies).
2 References to the terms “employee” and “personnel,” as used throughout this Code of Conduct, are generally intended to include — in addition to directors, officers and employees (full-time and part-time) of the Companies — contractors, consultants and similar persons providing services at the direction of the Companies. In some cases, implementation of the principles contained in this Code of Conduct may be different for third party service providers, depending on the scope and nature of the services provided. For example, certain “conflicts of interest” that would not be acceptable for an employee may be acceptable for a contractor, depending on the nature of the specific relationship. Please consult the Legal Department or the Compliance Officer for guidance.

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•	the HIPAA Privacy Policies, and

•	the Employee Handbook.

Failure to comply with those policy statements will, in many cases, also be a violation of this Code of Conduct. In addition, our Finance Department, Legal Department, Human Resources Department and our operating units have adopted, and may in the future adopt, other written policies and procedures relating to the conduct of the business of the Companies, the documenting of transactions, record keeping and related matters. Employees must comply with those policies and procedures and failure to do so will generally also be a violation of this Code of Conduct.

USE GOOD JUDGMENT – DON’T IGNORE YOUR INSTINCTS

FOUR QUESTIONS TO ASK YOURSELF BEFORE ACTING:

•	Will my actions meet the letter of the law or rule but violate its spirit?

•	Would my failing to act make the situation worse or allow a “wrong” to continue?

•	How would my actions look if they were reported on the front page of the newspaper?

•	Would we lose customers if my actions were known to them?

FOUR WARNING SIGNS. If you hear yourself or someone else say:

•	“Everybody does it”

•	“Maybe just this once”

•	“No one will ever know”

•	“It won’t matter in the end”

STOP and think through the situation carefully, seek guidance, and take the time necessary to reach the right result.

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II. GUIDELINES FOR EMPLOYEE CONDUCT

Part II of our Code of Conduct provides guidelines for you to follow in dealing with some specific ethical and legal issues. Some of these guidelines are clear rules that you must follow — “do’s and don’ts” for specific situations. On the other hand, ethical issues often involve balancing competing interests and making value judgments. As a result, many of these guidelines provide general principles that must be applied by you based on the facts you are faced with. Sometimes applying those principles will be easy, and the proper business conduct will be clear. However, we often face complicated issues, where the right path to take may not be obvious or where there may be differences of opinion regarding proper conduct. It is each employee’s responsibility to work through those issues, seek appropriate advice and reach an answer that meets high ethical standards. The people described below are available to help you do that.

How to Get Your Questions Answered

Whenever you have questions about the requirements of this Code of Conduct or how they apply to your job, you should call one or more of the following persons:

•	your manager or supervisor,

•	the head of your business unit or department,

•	your Human Resources manager or other members of our HR Department,

•	the Compliance Officer, and

•	the appropriate General Counsel (of either HLTH or WebMD) or other members of the Legal Department.

In addition, for questions relating to financial reporting, accounting and related matters, you may contact the Chief Financial Officer of HLTH and WebMD or other members of the Finance Departments of HLTH and WebMD.

Selected Contact Information

Our Compliance Officer is Lewis Leicher, an Assistant General Counsel. He can be reached at 858-759-6008 or lleicher@webmd.net.

HLTH’s General Counsel is Charles Mele. He can be reached at 201-703-3426 or cmele@hlth.com. WebMD’s General Counsel is Doug Wamsley. He can be reached at 212-624-3862 or dwamsley@webmd.net.

HLTH’s and WebMD’s Chief Financial Officer is Mark Funston. He can be reached at 201-398-2653 or 212-624-3764 or mfunston@webmd.net.

In Human Resources, you can contact:  Patricia White at 212-624-3851 or pwhite@webmd.net; or, for Porex, Rod Shough at 770-515-7730 or rod.shough@porex.com.

Our Human Resources counsel is Anne Smith. She can be reached at 201-703-3427 or asmith@hlth.com.

Our Chief Technology Officer, who is also our Chief Security Officer, is William Pence. He can be reached at 646-674-5315 or wpence@webmd.net.

Our Chief Privacy Officer is Matt Kaminer. He can be reached at 212-624-3745 mkaminer@webmd.net.

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A.	You may not use funds or assets of the Companies for any unlawful or unethical purpose or for personal gain

The use of the funds or assets of the Companies for any unlawful or unethical purpose, including any political or commercial bribery, is prohibited. In addition, no person may use his or her position in the Companies or any funds or assets of the Companies (including confidential information of the Companies) for his or her personal gain.

•	Our policy is to forgo any business that can be obtained only by making improper or illegal payments or kickbacks

—	No payment or gift shall be offered or made to a government official to influence any discretionary decision by such person in his or her official capacity. Should any such gifts or payments be requested, our Legal Department should be contacted immediately. Giving any gifts — even gifts or entertainment of nominal value — to government officials is highly regulated and often illegal.

—	No payment shall be offered or made to an employee or representative of an existing or potential customer or other business partner to influence any business decision by such person. Should any such payments be requested, our Legal Department or the Compliance Officer should be contacted immediately.

■	In circumstances where it would not violate any other policy of the Companies and would not create an appearance of impropriety or be considered a business inducement, you may provide non-monetary gifts or entertainment in accordance with the policies and procedures and monetary limits applicable to your business unit and job responsibilities. In general, such gifts or entertainment must be of nominal value.

■	Business meals with customers or other business partners are permitted and expenses for those meals will be reimbursed in accordance with applicable expense reimbursement policies.

•	Subterfuge of any kind in making payments or other use of the assets of the Companies is forbidden

—	No payment by a third party on behalf of the Companies may be authorized with the intention that any part of it is to be used for any unlawful purpose.

—	No payment or other use of assets or funds by the Companies may be offered or made for a purpose other than that described by the records supporting the payment.

•	You may not accept payments or gifts that obligate you with respect to matters relating to our business or that create an appearance your decision-making would be improperly influenced

—	Gifts of any type or amount may never be solicited from suppliers, customers or other business partners.

—	Any form of a gift that may obligate one of our employees to act in a particular manner with regard to our business is a bribe and is not allowed, regardless of its value. In addition, you may not accept cash gifts, regardless of amount.

■	If a supplier, customer or other business partner offers you a bribe, kickback or other improper payment, you should report the attempt to the Compliance Officer, to the appropriate General Counsel or to the Chief Financial Officer.

■	You may accept gifts of nominal value ordinarily used for sales promotion (for example, calendars, appointment books, pens, etc.) and may accept other gifts consistent with local social and business custom if reasonable in cost and frequency and reported to your supervisor.

—	Ordinary “business lunches” or reasonable entertainment consistent with local social and business custom is also permissible if reasonable in cost and frequency.

If an employee receives a gift that would not be permitted by the above guidelines, it must be reported to the employee’s supervisor. We may ask the employee to return the gift or, if return of the gift is not practical, it may be required to be given to the Companies for charitable disposition or such other

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disposition as may be appropriate. Please note that it is not our desire for our employees to appear unfriendly or unsociable. However, it is our policy to avoid any actions that may throw doubt on the integrity or motivation of our employees or the Companies.

•	Do not advance your personal interests at the expense of the Companies

—	You may not take for yourself any opportunity for financial gain that you find out about because of your position at any of the Companies or through the use of property or information of any of the Companies, unless the Chief Executive Officers of each of HLTH and WebMD have made a decision to forego the opportunity (after seeking approval of the applicable Board of Directors if needed).

—	See below, under “Conflicts of Interest Policy” for additional policies that apply.

•	Protect the property and assets of the Companies and ensure their proper use

—	Employees must protect property and assets of the Companies from loss, waste, damage or theft and must use them only for legitimate business purposes.

■	Assets of the Companies include funds, investments, facilities, equipment, proprietary or confidential information, technology, business plans, ideas for new products and services, trade secrets, inventions, copyrightable materials and client lists.

■	Unless otherwise prohibited by an employee’s supervisor, limited and reasonable incidental use of telephone, computer or similar equipment of the Companies is permitted, so long as it does not interfere with business use and is in compliance with all other applicable policies of the Companies.

■	Charitable donations of cash, assets or services of the Companies can only be made if approved by HLTH’s or WebMD’s Chief Executive Officer, Chief Financial Officer or General Counsel or WebMD’s Chief Operating Officer and the required approval must be sought prior to making any commitment with respect to any such donation.

—	Any employee found to be engaging in, or attempting, theft of any property of any of the Companies or any personal property of other employees will be subject to termination and possible civil and criminal proceedings. All employees have a responsibility to report any theft or attempted theft to appropriate management.

—	See below, under Section II.F., “Protection of Proprietary Information” for additional policies that apply.

B.	Conflicts of Interest Policy

1.	Failure to disclose a conflict of interest is a violation of this Code of Conduct

We expect our employees to be free from any influence that is inconsistent with their obligations to the Companies. There are many types of situations that may result in an employee having a conflict of interest or a potential conflict of interest with the Companies. Having a conflict of interest does not necessarily mean you have done something improper — however, the failure to disclose the conflict of interest is a violation of this Code of Conduct.

Because there are many different types of conflicts of interest, there are also many different ways they can be resolved. For example, if a conflict arises because a family member of an employee takes a job with one of our customers, we can take steps to make sure that the family member is not in a decision-making position with respect to transactions with that customer. However, those steps cannot be taken unless prompt and complete disclosure has been made. Disclosure should be made to the Compliance Officer or the appropriate General Counsel.

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2.	Your business dealings on behalf of the Companies should not be influenced, or appear to be influenced, by your personal interests or your relationships with others

We expect our employees, in their work for the Companies, to act at all times in the best interests of the Companies. Accordingly, employees should remain free from obligations to, or relationships with, any person or company with whom we do business or compete that could interfere with that. In addition, as described above, it is also the duty of employees not to utilize their position with the Companies for personal advantage or gain.

The rights of our employees will be respected in the conduct of their personal affairs and investments, provided that such conduct does not adversely reflect upon the Companies or conflict with their interests. Please note that any employee invited to join a corporate board of directors (whether for a public or private corporation) must obtain the approval of the appropriate General Counsel prior to accepting such position.

Please note that this Conflicts of Interest Policy is directed only to interests of a business or financial nature. It is not intended to cover an employee’s own political, civic or charitable activities, or individual participation in professional organizations. However, your supervisor’s approval should be secured in advance if there is a possibility that such outside activities might interfere with the normal duties and responsibilities of your job or could create the appearance of a conflict of interest.

3.	The following are examples of conflict of interest situations:

While it is not possible to describe all situations and conditions that might involve a conflict of interest, the following examples indicate areas where conflicts may arise:

•	Financial interests in competitors, customers, vendors, or contractors. Where an employee, close relative (such as a member of his or her family, household, in-laws, etc.), or any other person with whom the employee has a close personal relationship, has a direct or indirect financial interest in an organization which does business with or is a competitor of one or more of the Companies, a conflict of interest may exist. Such a conflict is unlikely if the financial interest consists of holdings of less than one percent of any class of securities in a widely held corporation listed on a recognized stock exchange, or regularly traded on an over-the-counter market, or if our transactions with that corporation would not tend to either affect the value of such securities or contribute materially to its earnings. However, depending on the circumstances, a conflict of interest might exist, even if the amount of holdings in such corporation is less than one percent, where the employee is in a position to control or influence our decisions or actions with respect to a transaction with such corporation. In addition, if the investment or interest by the employee, close relative, or any other person with whom the employee has a close personal relationship, is in a small organization doing business with us, a conflict of interest is likely in view of the possible relative importance of the transaction to such an organization.

•	Serving in the management of customers, vendors, contractors, or competitors. Where an employee serves as director, officer, or in any other management or consulting capacity with, or renders other services to another organization which does or is seeking to do business with us, or which is a competitor, a conflict of interest will normally exist.

•	Transactions with contractors, customers, or vendors of the Companies. Where an employee, a close relative of the employee, or any other person with whom the employee has a close personal relationship, buys, sells, or leases (other than on behalf of the Companies) any kind of property, facilities, services, or equipment from or to any person or organization which is, or is seeking to become, a contractor, customer, or vendor of the Companies, a conflict of interest may arise.

—	A conflict would not normally exist, however, in cases of routine personal purchases, sales, or leases made in the ordinary course from or to a large established company, such as for the employee’s personal household needs.

—	On the other hand, if the employee, as part of his or her job responsibilities for us, is in a position to make or influence decisions pertaining to transactions with such a company, a potential conflict of interest might exist, depending on the circumstances, if he or she has any private transactions with that company.

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•	Transactions with the Companies. Any proposed business transaction between any of the Companies and an employee of any of the Companies (other than those relating to the employee’s employment or services as an employee), or a close relative of an employee, or any other person with whom the employee has a close personal relationship would generally involve or lead to a conflict and must be fully disclosed to appropriate management in advance and requires approval by the Legal Department or, in the case of a director, executive officer or Senior Financial Officer of HLTH or WebMD, approval of the Audit Committee of the applicable company. The officers who are “Senior Financial Officers” of each of HLTH and WebMD for purposes of this Code of Conduct are the principal financial officer, comptroller or principal accounting officer and persons performing similar functions of that company.

•	Corporate Opportunity. Where an employee, a close relative of the employee, or any other person with whom the employee has a close personal relationship participates in any personal venture or transaction involving any existing or potential business activity or opportunity

—	in which any of the Companies has an expressed interest or

—	is of the type that any of the Companies would be expected to consider a conflict of interest may be present, unless the Chief Executive Officers of each of HLTH and WebMD have made a decision to forego the opportunity (after seeking approval of the applicable Board of Directors if needed).

The above examples are not intended to be an all-inclusive list of possible conflicts. In addition, there are other situations which, while not clear-cut conflicts of interest, may be inconsistent with the high standards of business ethics that our employees are expected to follow. As noted above, you should disclose any conflicts of interest or potential conflicts of interest to the appropriate General Counsel or to the Compliance Officer.

C.	Policy Regarding Financial Reporting and Recordkeeping and Related Internal Controls

It is our policy that all filings made by HLTH or WebMD with the Securities and Exchange Commission and all other public communications made by the Companies comply with applicable disclosure laws and regulations and NASDAQ Stock Market listing requirements, including those relating to accuracy, completeness and timeliness. The Senior Financial Officers and the Chief Executive Officer of each of HLTH and WebMD have direct responsibility for compliance with this policy by the respective companies. Certain members of the Legal, Finance and Investor Relations Departments of the Companies have job responsibilities specifically related to those disclosure requirements and work closely with the applicable Senior Financial Officers and the Chief Executive Officers to assist them in meeting their responsibilities. In addition, all employees are expected to support these efforts, including by providing prompt and accurate answers to inquiries from these officers and employees relating to disclosure requirements, and are required to act in accordance with the following policies:

1.	Unauthorized transactions and illegal or improper recordkeeping are not permitted

•	Business transactions shall be reported promptly and accurately in order to permit the preparation of accurate financial and other records.

•	Business transactions shall be executed only by employees authorized to do so.

•	Business transactions shall be evidenced by full and complete written agreements in accordance with policies and procedures approved by the Legal Department and the Finance Department.

•	Acquisitions or dispositions of assets and other transactions are permitted only with authorization by the appropriate management levels.

•	Employees are prohibited from knowingly making untrue or misleading statements to our independent auditors or internal auditors or causing anyone else to do so and no employee may seek to improperly influence, directly or indirectly, the auditing of our financial records.

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•	Data transmitted and/or stored electronically by the Companies shall be protected from errors, disasters, misuse, unauthorized access, and fraud.

2.	No employee may create or participate in the creation of any records that contain false information or that are intended to mislead anyone or conceal anything that is improper.

To ensure that records accurately and fairly represent all business transactions:

•	All assets and transactions must be recorded in normal books and records.

•	No unrecorded funds shall be established or maintained for any purpose.

•	All expense reports must accurately reflect the true nature of the expense.

•	Oral and written descriptions of transactions, whether completed or contemplated, provided to those responsible for the preparation or verification of financial records must be accurate.

If an employee becomes aware of any improper accounting or financial reporting practice or any improperly recorded or documented transaction, he or she should report the matter immediately to the appropriate Chief Financial Officer or General Counsel, or to the Compliance Officer or to one of the senior officers in our Human Resources Department. See also Section III.B.2 below, for information about reporting anonymously through our Ethics and Compliance Hotline.

D.	Policy Regarding Governmental Investigations

It is our policy to cooperate with government investigations involving any of the Companies. However, the Companies should have the opportunity to be adequately represented in such investigations by their own legal counsel. Accordingly, if employees obtain information that would lead them to believe that a government investigation or inquiry is underway, this information should be communicated immediately to the Legal Department. Sometimes, it is difficult to tell when a routine government audit or inspection graduates into a government investigation. We must rely on the common sense and alertness of all of our employees for making this important determination. If in doubt, employees should consult with the Legal Department.

Appropriate handling of government investigations is very important for the Companies, their management, and for all employees. Many federal laws regulating the conduct of our business (including antitrust, securities, privacy, OSHA, environmental, tax, and financial laws) contain civil and criminal penalties. The criminal penalties may apply to the corporation and to those individuals within a company who actually took the actions that violated the law or failed to take actions that resulted in a violation of the law. In some government investigations, the Companies’ lawyers can protect the interest of both the Companies and their employees. In some cases, there may be a conflict of interest between the Companies and individual employees, and individual employees may need their own legal counsel.

Employees should never, under any circumstances:

•	destroy or alter any documents in anticipation of a request for those documents from any government agency or a court,

•	lie or make any misleading statements to any government investigator, or

•	attempt to cause any other company employee, or any other person, to fail to provide appropriately requested information to a government investigator or to provide any false or misleading information.

The law guarantees all of us a right to be represented by legal counsel during any investigation or inquiry by any government agency. In view of the extremely technical nature of these government investigations, we feel that the Companies should be represented and that all of our employees should be made aware of the opportunity for such representation. This applies any time any government investigator wants to ask questions about individual employee activities. Employees also have this right if the questions are asked off company property — such as at your home during the evening. There is no reason any individual should not be allowed sufficient time to consult with legal counsel before answering questions from governmental investigators that may subject that employee to individual criminal or civil liability.

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If a government inquiry arises through the issuance of a written subpoena or written request for information (such as a Civil Investigative Demand), such request should immediately, before any action is taken or promised, be submitted to our Legal Department.

E.	Compliance with Laws

1.	Know, respect and comply with all laws, rules and regulations applicable to the conduct of our businesses

Many laws and regulations apply to us and our businesses. Responsibility for compliance with law is part of everyone’s job description. This section of the Code of Conduct is intended to highlight some of the legal issues that confront us. Many of the laws applicable to our business are complex and evolving. We do not expect our employees to be experts on these laws — but we do expect you to:

•	make the effort to understand the laws and company policies that apply to your specific job responsibilities,

•	review educational materials provided to you and participate in all required training programs, and

•	ask questions of and seek advice from our Legal Department and be guided by the advice received.

The remainder of this section discusses some specific laws that apply to some or all of our businesses.

2.  Privacy Laws.  In the course of our business, we may come into the possession of individually identifiable health information or other confidential information of individuals. This is an area that is highly regulated, with evolving legal standards that place various obligations on us and our employees regarding maintenance of the confidentiality of such information.

•	Our HIPAA Privacy Policies govern how we use and disclose certain kinds of health information that is protected under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and its implementing Privacy Rule regulations.

•	In addition, we may be subject to additional contractual obligations with respect to maintaining the confidentiality of such information.

•	Finally, we have Privacy Policies posted on our Web sites that set forth standards regarding our use of information collected through those sites.

Whenever a question arises as to the application of privacy laws or regulations, employees should seek advice from our Chief Privacy Officer or other attorneys in the Legal Department and be guided by the advice received.

3.  Antitrust Laws.  The objective of the antitrust laws and other laws governing competition is to promote vigorous competition by prohibiting competitors from sharing certain information or working together in certain ways that reduce competition. Our policy is that all personnel comply with all applicable antitrust laws and other laws governing competition. Employees should consult with the Legal Department whenever any question arises as to the possible application of the laws governing competition and be guided by the advice received.

You should be aware that serious legal consequences, including in some cases criminal fines and penalties, may result from agreements or understandings with competitors, including any such agreements:

•	to set or control prices,

•	to allocate customers or territories,

•	on bidding terms or whether or not to submit a bid for particular business or types of business, and

•	to boycott customers or suppliers.

Certain other types of communications with competitors and certain ways of working together with competitors are permitted under the antitrust laws, but you should consult with a member of the Legal Department before any meetings or discussions with competitors and should report back to the Legal Department on the substance of any meetings or discussions that are held. An example of the type of action that generally is permitted, under Legal Department supervision, is participation by appropriate employees as our representatives in industry associations or trade groups.

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4.  Anti-Kickback Laws.  In the United States, there are federal and state healthcare laws called Anti-Kickback Laws that prohibit the offering of anything of value to a person that is intended to influence that person to recommend or purchase a healthcare product or service that may be reimbursed by Medicare or Medicaid or state healthcare benefit programs. This is to ensure that a healthcare provider’s decision about a choice of treatment or product for his or her patient not be influenced by motives of personal gain or enrichment. This law may apply to some of our businesses, either directly or through our relationships with customers, suppliers or other business partners. It is our policy to cooperate with our customers in their efforts to comply with law. Whenever a question arises as to the application of healthcare laws or regulations and whenever a customer, supplier or other business partner seeks our assistance in their compliance efforts, employees should seek advice from the attorneys in the Legal Department and be guided by the advice received.

5.  Other Healthcare Laws.  There are various other healthcare laws that may apply to our businesses, either directly or through our relationships with customers. These laws cover areas that include:

•	reducing fraud and abuse in federal healthcare programs (Medicare and Medicaid),

•	eliminating the improper influence of financial incentives on medical judgment,

•	protecting patients and improving the quality of healthcare services, and

•	reducing the cost of healthcare.

It is our policy to cooperate with our customers, suppliers and other business partners in their efforts to comply with law. Whenever a question arises as to the application of healthcare laws or regulations and whenever a customer, supplier or other business partner seeks our assistance in their compliance efforts, employees should seek advice from the attorneys in the Legal Department and be guided by the advice received.

F.	Protection of Proprietary Information

Proprietary information developed or acquired by the Companies and not freely available to others is a valuable asset that must be protected against theft or inadvertent loss. Improper disclosure could destroy the value of such information to us and substantially weaken our competitive position.

Various types of proprietary information include trade secrets, as well as other technical, financial, and business information, which we either wish to keep confidential or are under an obligation to keep confidential. For example, such proprietary information may concern products or services developed or being developed by us, research results, cost data, marketing strategies, financial budgets, and long range plans. All such information, at the time of development or acquisition, should be clearly identified and marked “Confidential” and the information and any copies (whether physical or electronic) should be managed and kept in a manner designed to protect them from accidental or unauthorized disclosure.

For protection of proprietary information, we necessarily rely primarily on the loyalty, integrity, good faith, and alertness of our employees. The understanding of this relationship is confirmed by requesting execution of an agreement containing non-disclosure obligations and other provisions designed to protect our proprietary information. Upon leaving the Companies, the obligation to safeguard our proprietary information continues.

The disclosure of our proprietary information to persons outside the Companies must be limited to those who have a strict “need-to-know”; that is, the Companies’ need for the outside parties to know. Unless the Legal Department has specifically authorized making an exception, no disclosure of proprietary information may be made until the outside party has signed a written Confidentiality Agreement or other similar written agreement, in a form approved by the Legal Department, that imposes an obligation on the outside party neither to disclose nor use the information in an unauthorized manner.

Even within the Companies, the disclosure of proprietary information should be limited to those employees who have a need for the information in order to fully perform their jobs.

The Legal Department is available to assist employees in the legal aspects of protecting our proprietary information.

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G.	Corporate Political Activity

The Companies recognize that, in order for political systems to function properly, participation by citizens in civic and political affairs is a necessary and desirable undertaking. In this regard, it is our policy to encourage employees to participate actively in the political process, to be informed on public issues and on the positions and qualifications of public officials and candidates for public office, and to support, through personal financial and other assistance, candidates, and parties of their choice. It is our policy to comply fully with applicable laws regulating corporate political activities.

In the United States, the Companies may, in accordance with applicable federal, state, and local law, establish voluntary political action committees to which employees may contribute and which are independent of any political party, organization, or candidate. Contributions may be made from these committees to federal, state, and local candidates as permitted by federal and state law.

Employees’ contributions to such committees will at all times be absolutely voluntary. Participation or non-participation will have no effect on the employment, promotion, or compensation of any employee. Any employee who feels pressured to contribute to any political fund, against his/her wishes, is urged to report the facts to the Compliance Officer, to the appropriate General Counsel, to the Chief Financial Officer or to one of the senior officers in our Human Resources Department.

In the United States, the Companies may make corporate campaign contributions to state or local political parties, political committees, or candidates for elective public office in those states where such contributions are legal.

The Companies shall not make corporate contributions which assume a second-step transaction which will benefit a party, candidate, or committee not otherwise legally permitted to receive corporate funds. In addition, the Companies do not pay honoraria to public officials in any country, including federal office holders in the United States. Exceptions may be made on rare occasions for state office holders in the United States where permitted by law and where the recipient appears at an event organized by the Companies. Payment of the honoraria must have received the prior written approval of the appropriate General Counsel.

Although political contributions by corporations are lawful in some countries, it is our policy not to contribute financially to political parties or candidates outside of the United States under any circumstances.

As a corporate citizen, and consistent with our policies, the Companies may also express their views on public issues affecting us or our stockholders or employees, or the geographic areas in which we operate. In the United States, the Companies may, in accordance with applicable law, (1) express their views on and provide financial assistance in support of or in opposition to public issues and elections such as bond issues, tax proposals, governmental reorganizations, referenda, and other propositions, and (2) supply personnel, support, and assistance to governmental units or associations. Recommendations for financial or other assistance are to be submitted to the appropriate General Counsel and are to be reviewed by the Legal Department to determine compliance with applicable law. Such assistance must be approved by the appropriate General Counsel and by the Chief Financial Officer.

It is against our policy, and may also be illegal, for any employee to include, directly or indirectly, any political contribution that the employee may desire to make on the employee’s expense account or in any other way which causes the Companies to reimburse the employee for that expense. In general, the cost of fund-raising tickets for political functions are considered political contributions. Therefore, including the cost of any such fund-raising dinner on an expense account, even if business is, in fact, discussed, is against our policy and possibly illegal.

The political process is highly regulated. You should consult with our Legal Department before doing anything that could be construed as involving us in any political activity.

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H.	Relations with Governmental Bodies and Agencies and their Officials (and Former Officials)

Doing business with federal, state and local government agencies is subject to specific rules and regulations. These include numerous federal, state and local laws and regulations relating to control of the process of public procurement. Procurement laws and regulations generally have four basic purposes: (1) to obtain the best possible products and services at the best value; (2) to encourage competition based on specifications and evaluation criteria that allow interested suppliers to respond; (3) to eliminate waste, fraud, and abuse; and (4) to promote full and open competition. It is our policy not to engage in any activities that could impair the fairness of governmental procurement processes. All employees involved in business or potential business with a governmental body or agency must know and abide by the specific rules and regulations covering business relations with those public agencies.

All employees must also conduct themselves in a manner that avoids any dealings which might be perceived as attempts to improperly influence public officials in the performance of their official duties and must not attempt to induce government personnel to do anything they are prohibited from doing. As stated in Section II.A. above, this Code of Conduct prohibits offering or making any payment or gift to a government official to influence any discretionary decision by such person in his official capacity. Employees should deal with government representatives in an atmosphere of openness. Meetings should generally be scheduled in normal business locations and at normal business hours under circumstances that could not be interpreted to imply concealment.

In addition, there are laws that restrict companies that do business with governmental agencies from hiring as an employee or retaining as a consultant any employees of those and other governmental agencies (other than certain lower-level governmental employees). These laws also prohibit informal arrangements for possible future employment under certain circumstances. Therefore, written clearance must be obtained from the Legal Department before discussing possible future employment by any of the Companies with any current government employee (even if the discussion is initiated by the government employee) and before hiring or retaining any former government employee who left the government within the past two years.

The process of doing business with governments and their agencies is highly regulated and any violation of these laws and regulations may subject the Companies to criminal prosecution and may have other serious consequences for the Companies, both with respect to the specific relationship where the violation occurred as well as in our relationships with other governmental agencies. The Legal Department is available to assist our employees in complying with the rules and regulations applicable to relations with governmental bodies and agencies and their officials.

There are also laws and regulations that may affect the eligibility of the Companies for certain business with governmental bodies or agencies because of actual or potential conflicts of interest. Conflicts of interest may occur, for example, when the degree of access to government information or participation in the analysis or development of a governmental requirement reaches a level that places a particular government contractor at an unfair competitive advantage in bidding for that business. Such conflicts of interest can result in bid disqualifications and possible civil or criminal action. Various actions, including the sharing of certain information between our business units or particular groups of employees within a business unit, may have adverse consequences under these laws and regulations. The Legal Department is available to assist our businesses and employees in complying with these laws and regulations and in structuring our business activities to avoid conflicts of interest when possible and in complying with any related requirements for making disclosure to government agencies of actual or potential conflicts of interest.

I.	Economic Sanctions and Trade Embargoes

The United States government uses economic sanctions and trade embargoes to further various foreign policy and national security objectives. It is our policy to abide by the terms of all economic sanctions or trade embargoes that the United States has adopted, whether they apply to foreign countries, political organizations or particular foreign individuals and entities. Inquires regarding whether a transaction on behalf of any of the Companies complies with applicable sanction and trade embargo programs should be referred to the appropriate General Counsel. In addition, inquiries regarding any available exemptions that the Companies may wish to seek in specific cases, if permitted under applicable law or regulation, should be referred to the appropriate General Counsel.

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III. COMPLIANCE AND ENFORCEMENT

A.	Certification

We may require certification, from time to time, from some or all of our employees regarding their compliance with this Code of Conduct, including their compliance with respect to disclosure requirements set forth in Section II.B above for conflicts of interest. We rely on the accuracy and completeness of these certifications. If you are asked to provide a certification, please make sure to complete the form carefully and sign and return it promptly.

B.	Reporting Violations of this Code of Conduct

1.	Reporting known or suspected violations of this Code of Conduct or any legal or ethical obligations is the responsibility of every employee

If you suspect or believe that another employee (including part-time and temporary employees), consultant or contract worker, or one of our business units is violating the law, this Code of Conduct or our other policies or is engaging in activities on our behalf that could damage our reputation, you must report this to the Compliance Officer, to the appropriate General Counsel, to the Chief Financial Officer or to one of the senior officers in our Human Resources Department. In addition, you are encouraged to raise any other issues or concerns you may have relating to compliance matters and ethical business practices, whether or not specifically addressed in our formal policies. Do not assume that “senior management already knows” or that someone else will make the report. Your supervisor or your Human Resources manager can help you make the report.

All reports shall be treated confidentially to the extent possible consistent with fair and rigorous enforcement of this Code of Conduct. We understand that you may find it difficult to report suspected violations by those you work with; however, we must take steps to prevent and detect criminal or unethical conduct in order to avoid jeopardizing the welfare of the Companies and all of their employees, customers, and investors. Please note that you should not conduct your own investigation of any suspected violation without the prior authorization by the appropriate General Counsel. Instead, immediately report your suspicions to the Compliance Officer, the appropriate General Counsel, to the Chief Financial Officer or to one of the senior officers in our Human Resources Department. Any reports that relate to accounting, auditing, internal auditing, financial reporting, disclosure practices, or securities law matters will be presented to the Audit Committee of the Board of Directors of HLTH and/or WebMD, as applicable.

2.	You may make reports anonymously if you choose to do so

We have retained an independent company to provide an Ethics and Compliance Hotline that allows you to make reports anonymously by telephone. A brochure containing the toll-free number and instructions has been distributed to our employees and the information is posted in our offices. You do not need to give your name to use the Hotline. The Hotline provider will forward reports made to it to the Compliance Officer. You may also make anonymous reports by writing to the Compliance Officer at the address provided below. Any reports made to the Compliance Officer or through the Hotline that relate to accounting, auditing, internal auditing, financial reporting, disclosure practices, or securities law matters will be presented to the Audit Committee of the Board of Directors of HLTH and/or WebMD, as applicable.

3.	Non-Retaliation Policy

Our commitment to conducting business in accordance with legal and ethical obligations requires an environment that allows employees to report known or suspected violations without fear of retaliation or retribution. No employee should be discouraged from using any available channel to raise his or her concerns. It is our intent to foster an environment where employees will choose whichever method they are most comfortable with to communicate their concerns.

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NON-RETALIATION POLICY

We are committed to providing a workplace conducive to open discussion of our business practices. It is our policy to protect employees who make reports, in good faith, of potential violations of our Code of Business Conduct, the policies in our Employee Handbook, other company policies or applicable law. In addition, it is our policy to comply with all applicable laws that protect employees against unlawful discrimination or retaliation by their employer as a result of their lawfully reporting information regarding corporate fraud or other violations of law by any of the Companies or their employees.

Any employee who retaliates against another employee for reporting problems will be subject to disciplinary action, which may include termination of employment. If an employee believes that he or she has been subjected to any action that violates this Non-Retaliation Policy, he or she should report that to the Compliance Officer, to the appropriate General Counsel, to the Chief Financial Officer or to the Human Resources Department. This Non-Retaliation Policy applies even if an allegation that was made in good faith ultimately turns out to be groundless. However, employees who file reports or provide evidence that they know to be false or without a good faith belief in the truth of such information will not be protected by this Non-Retaliation Policy and may be subject to disciplinary action, including termination of their employment.

C.	Compliance Officer

The Boards of Directors of the Companies have appointed a Compliance Officer to assist in the implementation of this Code of Conduct. The current Compliance Officer is Lewis Leicher, an Assistant General Counsel. He can be reached at 858-759-6008. You may also reach him at lleicher@webmd.net or by writing to: HLTH Corporation, 16092 San Dieguito Road, P.O. Box 676306, Rancho Santa Fe, CA 92067-6306.

D.	Amendments, Waivers and Interpretations

While many of the policies set forth in this Code of Conduct must be strictly adhered to and no exceptions allowed, in other cases, some waivers or exceptions may be possible. For example, a minor conflict of interest can sometimes be resolved simply by disclosing the possible conflict to all interested parties and making sure the person with the conflict is not involved in decision-making in areas of conflict.

Any employee who believes that an exception to any of these policies is appropriate in his or her case should contact his or her immediate supervisor first. If the immediate supervisor agrees that an exception is appropriate, you should contact the Compliance Officer, who will coordinate seeking the approval of the General Counsel of HLTH (after consultation with the General Counsel of WebMD) or, in the case of an executive officer or a Senior Financial Officer, the approval of the Audit Committee of the Board of Directors of HLTH and/or WebMD, as applicable.

The General Counsel of HLTH (after consulting with the General Counsel of WebMD) is responsible for interpreting and applying this Code of Conduct to specific situations in which questions may arise and granting any waivers, except with respect to interpretations, applications and waivers involving executive officers, Senior Financial Officers or directors of either HLTH or WebMD, for which the applicable Board of Directors (HLTH or WebMD) or, to the extent permitted by law or the listing standards of The NASDAQ Stock Market, the applicable Audit Committee or another duly authorized committee of the applicable Board of Directors shall be responsible. To the extent required by law or the listing standards of The NASDAQ Stock Market, any such waivers for Senior Financial Officers, executive officers or directors of either HLTH or WebMD shall be disclosed publicly.

This Code of Conduct may be amended by joint action of the Boards of Directors of WebMD and HLTH, by joint action of the Audit Committees of WebMD and HLTH or by joint action by other duly authorized committees of the Boards of Directors of each of HLTH and WebMD. To the extent required by law or the listing standards of The NASDAQ Stock Market, any such amendments shall be disclosed publicly.

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E.	Investigation of Suspected Violations

The Companies’ policy allows the use of any lawful method of investigation that the Companies deem necessary to determine whether a person has violated applicable law, this Code of Conduct or other policies of the Companies or has otherwise engaged in conduct that interferes or adversely affects their business. All employees are expected to cooperate in the investigation of any such alleged violation. It is imperative, however, that even a preliminary investigation of any suspected violation NOT be conducted without consulting with the Compliance Officer or seeking the assistance and guidance of the appropriate General Counsel. Following the completion of the investigation, appropriate members of senior management will determine appropriate action.

F.	Disciplinary Actions

Violations of this Code of Conduct will result in disciplinary action, which may include termination, reprimands, warnings, suspensions with or without pay, demotions, or salary reductions. Violators may also be subject to civil or criminal prosecution. Disciplinary actions may also extend to a violator’s manager if we determine that the violation involved the participation of the manager or resulted from the manager’s lack of diligence in enforcing compliance with this Code of Conduct.

We will document disciplinary actions taken against our personnel for violations of this Code of Conduct. Such documentation will be included in the individual’s personnel files. In reviewing the appropriate disciplinary action imposed for a violation of this Code of Conduct, senior management shall take into account the following factors:

•	the nature of the violation and the ramifications of the violation to the Companies,

•	whether the individual was directly or indirectly involved in the violation,

•	whether the violation was willful or unintentional,

•	whether the violation represented an isolated occurrence or a pattern of conduct,

•	whether the individual in question reported the violation,

•	whether the individual withheld relevant or material information concerning the violation,

•	the degree to which the individual cooperated with the investigation,

•	if the violation consisted of the failure to supervise another individual who violated this Code of Conduct, the extent to which the circumstances reflect inadequate supervision or lack of due diligence,

•	if the violation consisted of retaliation against another individual for reporting a violation or cooperating with an investigation, the nature of such retaliation, and

•	the individual’s past violations, if any.

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